May 1, 2012

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Ruairi Regan

Re:

Sunpeaks Ventures, Inc. (the “Company”)

Current Report on Form 8-K

Filed February 17, 2012

File No. 000-54523

Dear Mr. Regan:

Per our telephone call on Friday April 27, 2012, please be advised that the Company plans to file responses to the “legal” comments in the Commission Staff comment letter dated March 13, 2012, regarding the above-listed Current Report on Form 8-K for the Company, on or before Friday, May 4, 2012.  With those responses the Company will submit a draft amended Form 8-K/A as an exhibit for the Staff’s review (the “Amended Filings”).  Due to the need to complete an audit of an acquired business, the corresponding impact of that audit on the audited financial statements of the Company to be included in the Amended Filing, and the amendments to be included in the Amended Filing (including MD&A disclosure based on the new audited financial statements), the Company requests an extension through June 7, 2012 to respond to the “accounting” comments contained in the Staff comment letter.  Per your request, this letter is being filed via Edgar as Correspondence.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.